INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

September 30, 2014

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

		September 30,	December 31,
(CA$ thousands)	Notes	2014	2013
		$	$
ASSETS
Current
Cash and cash equivalents		1,824	505
Accounts receivable		883	831
Prepaids and deposits		97	49
Current Assets		2,804	1,385
Non-current
Deposits		459	447
Exploration and evaluation assets	5	2,919	3,281
Property and equipment	6	19,167	20,386
Total Assets		25,349	25,499

LIABILITIES
Current
Bank credit facilities	8	2,290	2,900
Loan facility	10	-	2,911
Accounts payable and accrued liabilities		1,099	2,623
Warrant liability	9	1,365	324
Derivative liability	10	606	287
Current portion of financial contract liability		-	1,248
Current Liabilities		5,360	10,293
Non-current
Decommissioning liability	11	3,286	1,212
Other liabilities		4	22
Financial contract liability	12	3,732	4,873
Total Liabilities		12,382	16,400
SHAREHOLDERS' EQUITY
Share capital	13	97,133	90,274
Contributed surplus	15	9,329	9,150
Deficit		(94,711)	(90,839)
Accumulated other comprehensive income (loss)		1,216	514
Total Shareholders' Equity		12,967	9,099
Total Liabilities and Shareholders' Equity		25,349	25,499

Approved on behalf of the Board: /s/ Robert Hodgkinson	/s/ Craig Sturrock
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
(CA$ thousands, except per share amounts)	Notes	2014	2013	2014	2013
		$	$	$	$
REVENUES
Gross revenues		2,257	2,399	7,639	6,963
Royalties		(339)	(438)	(1,292)	(1,310)
Total Revenues, net of royalties	18	1,918	1,961	6,347	5,653

EXPENSES
Operating and transportation		875	798	3,256	2,473
General and administrative		759	694	2,375	2,530
Financing expenses		132	412	1,013	830
Stock based compensation	15	404	29	925	329
Foreign exchange loss (gain)		170	(173)	197	236
Loss on settlement of loan facility	10	-	-	388	-
Loss on disposal of E&E assets	5	-	-	389	216
Gain on disposal of property and equipment	6	(45)	-	(1,980)	-
Amortization, depletion and impairment losses	7	834	5,298	2,264	6,820
Change in fair value of warrant liability	9	(18)	(343)	686	(730)
Change in fair value of derivative liability	10	94	(107)	390	(107)
Loss on financial contract liability	12	338	-	338	-
Total Expenses		3,543	6,608	10,241	12,597

Income (loss) before other items		(1,625)	(4,647)	(3,894)	(6,944)
Other income		5	5	22	17

Income (loss) for the period		(1,620)	(4,642)	(3,872)	(6,927)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		538	(337)	702	530

Comprehensive income (loss)		(1,082)	(4,979)	(3,170)	(6,397)

Income (loss) per common share - basic and diluted	16	(0.01)	(0.03)	(0.02)	(0.05)

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

		Number	Share	Contributed
(CA$ thousands, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2014		148,916,374	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs	13	13,000,000	1,922				1,922
Shares issued via acquisition of property, net of issuance costs	13	9,600,000	1,889				1,889
Issue of shares on exercise of options and warrants	13	10,885,765	2,232				2,232
Derivative liability reallocated on exercise of warrants	13		70				70
Contributed surplus reallocated on exercise of options	13		746	(746)			-
Stock-based compensation	15			925			925
Loss for the period					(3,872)		(3,872)
Foreign currency translation adjustment						702	702
Balance as at September 30, 2014		182,402,139	97,133	9,329	(94,711)	1,216	12,967

Balance as at January 1, 2013		148,916,374	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation	15			329			329
Loss for the period					(6,927)		(6,927)
Foreign currency translation adjustment						530	530
Balance as at September 30, 2013		148,916,374	90,274	9,131	(95,189)	(38)	4,178

* Accumulated other comprehensive income (loss)

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Three months ended September 30		Nine months ended September 30
(CA$ thousands)	Notes	2014	2013	2014	2013
		$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		(1,620)	(4,642)	(3,872)	(6,927)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		834	5,298	2,264	6,820
Stock based compensation		404	29	925	329
Non-cash financing expenses		81	381	886	699
Non-cash foreign exchange on financial contract liability		194	(147)	208	230
Loss on settlement of loan facility		-	-	388	-
Loss on disposal of E&E assets		-	-	389	216
Gain on disposal of property and equipment		(45)	-	(1,980)	-
Change in fair value of derivative liability		94	(107)	390	(107)
Change in fair value of warrant liability		(18)	(343)	686	(730)
Amortization of deferred leasehold inducement		(12)	(3)	(17)	(9)
Loss on financial contract liability		338	-	338	-
Changes in operating working capital	16	(759)	(587)	(1,059)	53
Total Cash Flows from (used in) Operating Activities		(509)	(121)	(454)	574
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		20	(54)	(12)	(58)
E&E expenditures		(11)	(120)	(95)	(228)
Additions to property and equipment		(112)	(1,403)	(1,368)	(1,900)
Proceeds from sale of E&E assets		-	-	412	96
Proceeds from sale of property and equipment		-	-	4,136	-
Changes in investing working capital	16	(248)	608	(617)	316
Total Cash Flows from (used in) Investing Activities		(351)	(969)	2,456	(1,774)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facilities		(270)	411	(610)	(2,912)
Advance (repayment) of loan facility		-	885	(3,820)	3,091
Advance (repayment) of financial contract liability		(105)	-	(763)	-
Shares issued on exercise of warrants and options		602	-	2,232	-
Shares issued for cash, net of share issue costs		1,541	-	2,226	-
Changes in financing working capital	16	4	(110)	52	53
Total Cash Flows from (used in) Financing Activities		1,772	1,186	(683)	232

CHANGE IN CASH AND CASH EQUIVALENTS		912	96	1,319	(968)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		912	444	505	1,508

CASH AND CASH EQUIVALENTS, END OF PERIOD		1,824	540	1,824	540

Supplemental cash flow information - Note 16

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These interim condensed consolidated financial statements were authorized and approved for issuance by the Audit Committee on November 7, 2014.

NOTE 2 – BASIS OF PRESENTATION

(a)    Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2013.

(b)    Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value as explained in the accounting policies in this note to the Company’s annual consolidated financial statements.

(c)    Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 to the Company’s annual consolidated financial statements.

(d)    Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2014. These changes are made in accordance with the applicable transitional provisions.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. The adoption of the standard did not have an impact on the Company’s condensed consolidated financial statements.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 was applied by the Company on January 1, 2014 and the adoption does not have any impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." The adoption of the standard does not have any impact on the Company’s condensed consolidated financial statements.

The amendments to IAS 32 "Financial Instruments: Presentation" clarify the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the group.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are described in the Company’s annual consolidated financial statements.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	533	23	25,463	26,019
Additions	-	10	134	144
Change in decommissioning provision	-	37	-	37
Disposals	(533)	-	(8,930)	(9,463)
Foreign currency translation and other	-	-	1,631	1,631
Balance at December 31, 2013	-	70	18,298	18,368
Additions	-	3	92	95
Change in decommissioning provision	-	120	-	120
Disposals	-	-	(3,758)	(3,758)
Foreign currency translation and other	-	-	657	657
Balance at September 30, 2014	-	193	15,289	15,482

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2013	(271)	-	(21,858)	(22,129)
Impairment losses	(132)	-	(415)	(547)
Disposals	403	-	8,557	8,960
Foreign currency translation and other	-	-	(1,371)	(1,371)
Balance at December 31, 2013	-	-	(15,087)	(15,087)
Impairment losses (Note 7)	-	-	(88)	(88)
Disposals	-	-	3,028	3,028
Foreign currency translation and other	-	-	(416)	(416)
Balance at September 30, 2014	-	-	(12,563)	(12,563)

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2013	-	70	3,211	3,281
At September 30, 2014	-	193	2,726	2,919

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proved reserves.

During the nine months ended September 30, 2014, the Company sold its working interests in certain oil and gas leases in the areas of Colorado to unrelated third parties for gross proceeds of $412,000 (US$386,000). The loss on the disposal was $389,000.

During the nine months ended September 30, 2014, the Company capitalized $92,000 (September 30, 2013 – $65,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment for its Canadian oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at September 30, 2014.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	24,700	13,076	314	38,090
Additions	21	2,206	7	2,234
Change in decommissioning provision	(171)	23	-	(148)
Disposals	-	(1,902)	-	(1,902)
Foreign currency translation and other	-	876	4	880
Balance at December 31, 2013	24,550	14,279	325	39,154
Additions	4,550	247	11	4,808
Change in decommissioning provision	478	5	-	483
Disposals	-	(5,493)	(81)	(5,574)
Foreign currency translation and other	-	505	1	506
Balance at September 30, 2014	29,578	9,543	256	39,377

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2013	(14,768)	(1,927)	(251)	(16,946)
Amortization and depletion	(2,036)	(493)	(25)	(2,554)
Impairment losses	(529)	-	-	(529)
Disposals	-	1,318	-	1,318
Foreign currency translation and other	-	(55)	(2)	(57)
Balance at December 31, 2013	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion (Note 7)	(1,773)	(388)	(15)	(2,176)
Disposals	-	705	73	778
Foreign currency translation and other	-	(44)	-	(44)
Balance at September 30, 2014	(19,106)	(884)	(220)	(20,210)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2013	7,217	13,122	47	20,386
At September 30, 2014	10,472	8,659	36	19,167

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 480,000 common shares included in the above.

On June 30, 2014, the Company closed the sale of 65% of its working interest in the initial four wells drilled in 2013 at its Kokopelli project in Colorado, together with certain related production facilities, for $4,136,000 (US$3,876,000) cash and a 25% carried working interest in a US$16.0 million drilling and completion program planned for 2014 to be funded 100% by the Purchaser of the assets. The Company assigned a value of $4,377,000 (US$4,099,000) to the value of the carried interest based on the price paid by the Purchaser for the undrilled petroleum and natural gas rights at Kokopelli. The sales transaction resulted in gross proceeds on disposition of $8,513,000 and a gain on sale of assets $6,822,000 (US$6,394,000) for the period. The sales transaction resulted in the de-recognition of certain oil and gas assets, along with an adjustment to the financial contract liability. The net gain on this transaction was $2.0 million.

In March 2014, the Company paid $626,000 cash to purchase certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia. The assets acquired included a 54% working interest in a Halfway formation well, a 74% working interest in 2 shut-in natural gas wells, a 96.8% working interest in a Sour Processing Facility, and an additional 9,600 net acres (44% developed). The properties so acquired have a fair value of $2,146,000, applying a 10% discount factor to expected future net cash flows. The Company also assumed related decommissioning liabilities of $1,520,000, applying a weighted average discount rate of 2.04% and an inflation rate of 2%.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

During the nine months ended September 30, 2014, the Company capitalized $80,000 (September 30, 2013 – $Nil) of general and administrative costs related to its Canadian oil and gas interests. During the nine months ended September 30, 2014, the Company capitalized $247,000 (September 30, 2013 – $362,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment or impairment reversal at September 30, 2014.

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Nine months ended September 30
	2014	2013
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	88	341

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,176	2,050
Impairment losses (Note 6)	-	4,429
	2,264	6,820

NOTE 8 – BANK LINE OF CREDIT

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with the Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month, each through November 1, 2014. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. The Bank is currently conducting its annual review of the Company's Canadian oil and gas reserves for loan purposes.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at September 30, 2014, DEAL was in compliance with its working capital ratio requirement.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$

Balance at January 1, 2013	21,297,729	1,425
Change in fair value	-	(1,101)
Balance at December 31, 2013	21,297,729	324
Granted, investor warrants	6,000,000	355
Change in fair value	-	686
Balance at September 30, 2014	27,297,729	1,365

As described in Note 13, in August 2014, the Company issued 6,000,000 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.35 until December 31, 2015. The fair value of these warrants was estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs: expected dividend yield of 0%, expected volatility of 79%, risk-free interest rate of 0.22% and an expected life of 1.38 years.

NOTE 10 – LOAN FACILITY

On June 30, 2014, the Company paid $3,563,000 to settle its outstanding loan facility of $3.5 million plus accrued interest of $63,000 to the Lender, resulting in a loss on debt settlement of $388,000. With the payment, all outstanding debt obligations are extinguished and the Lender has released and discharged the collateral security taken in respect of the loan facility.

An embedded derivative liability in the amount of $606,000 related to 6,591,667 incentive share purchase warrants attached to the original $3.5 million loan facility remains outstanding at September 30, 2014. During the nine months ended September 30, 2014, 700,000 warrants were exercised and a liability in the amount of $70,000 (note 13) was reallocated as share capital.

The derivative liability is carried at fair value through profit and loss and the instrument is re-measured at each reporting date using an option pricing model. For the nine months ended September 30, 2014, the Company recorded an unrealized loss on the derivative liability of $390,000 (nine months ended September 30, 2013 - $107,000 gain). The following key inputs to obtain the valuation:

As at	September 30, 2014	December 31, 2013	June 18, 2013
Exercise price	$0.24	$0.24	$0.24
Share price	$0.27	$0.15	$0.20
Expected volatility	84%	84%	79%
Expected life	0.8 year	1.5 years	2 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.1%	1.1%	1.1%

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2013	1,308	121	1,429
Change in estimated future cash flows	(134)	23	(111)
Disposals	-	(35)	(35)
Actual costs incurred	(112)	8	(104)
Unwinding of discount	30	3	33
Balance at December 31, 2013	1,092	120	1,212
Change in estimated future cash flows	215	5	220
Additions	1,902	-	1,902
Disposals	-	(100)	(100)
Actual costs incurred	-	6	6
Unwinding of discount	44	2	46
Balance at September 30, 2014	3,253	33	3,286

(1)   relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at September 30, 2014:
Discount rate	1.96%	2.20%
Inflation rate	2.00%	2.00%

As at December 31, 2013:
Discount rate	2.55%	2.72%
Inflation rate	2.00%	2.00%

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return provided for in the December 31, 2012 contract. The Drilling Fund further agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016 in determining the net liability owed by Dejour USA to the Drilling Fund at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry-accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 2016 ($5,091,000), net of the present value of the residual reserve values ($1,359,000), or $3,732,000, as follows:

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Loan advance during the period (US$155)	174
Accretion expense (US$293)	328
Foreign exchange loss	201
6,824
Less:
(a) Net operating income (US$837)	(936)
(b) Adjustment to financial contract liability (US$2,034)	(2,156)
Balance at September 30, 2014 (US$3,332)	3,732

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$of shares
Balance at December 31, 2012 and 2013	148,916,374	90,274
Issue of shares on exercise of warrants and options	10,885,765	2,232
Derivative liability reallocated on exercise of warrants	-	70
Contributed surplus reallocated on exercise of options	-	746
Shares issued via acquisition of property, net of issuance costs	9,600,000	1,889
Shares issued via private placement, net of issuance costs	13,000,000	1,922
Balance at September 30, 2014	182,402,139	97,133

In August 2014, the Company completed a private placement of 6,000,000 units at US$0.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000). In connection with this private placement, the Company paid other related costs of $62,000. The grant date fair value of the warrants, estimated to be $355,000, has been recognized as a derivative financial liability (Note 9). Issue costs of $14,000 related to the warrants were expensed.

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. In connection with this acquisition, the Company paid other related costs of $50,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 480,000 common shares.

In January 2014, the Company completed a private placement of 7,000,000 common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 900,000 common shares of this offering.

During the nine months ended September 30, 2014, 10,185,765 stock options were exercised with an average exercise price of $0.20 each. Directors and Officers of the Company exercised 6,858,008 stock options with an average exercise price of $0.20 each.

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)   Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)   Stock Options (continued)

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2013	14,389,626	0.29
Options granted	3,750,000	0.18
Options cancelled	(5,919,000)	0.39
Options forfeited	(1,598,125)	0.30
Balance at December 31, 2013	10,622,501	0.20
Options granted	16,739,006	0.25
Options exercised (Note 13)	(10,185,765)	0.20
Options forfeited	(2,554,141)	0.20
Options expired	(145,000)	0.20
Balance at September 30, 2014	14,476,601	0.25

Details of the outstanding and exercisable stock options as at September 30, 2014 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.18	56,250	0.18	1.51	18,750	0.18	1.51
$0.20	3,006,250	0.20	4.07	584,375	0.20	3.66
$0.25	50,000	0.25	2.75	6,250	0.25	2.75
$0.26	8,295,400	0.26	2.53	1,185,057	0.26	2.53
$0.29	3,068,701	0.29	2.88	383,590	0.29	2.88
	14,476,601	0.25	2.92	2,178,022	0.25	2.88

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)   Stock Options (continued)

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the nine months ended September 30	2014	2013
	$	$
Fair value at grant date	$0.14	$0.07

Exercise price	$0.29	$0.18
Share price	$0.29	$0.18
Expected volatility	89.32%	81.18%
Expected option life	2.06 years	1.42 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.07%	1.01%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.16% (2013 – 6.48%) is used when recording stock based compensation.

(b)   Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2013	29,052,636	0.42
Warrants granted	7,291,667	0.24
Balance at December 31, 2013	36,344,303	0.40
Warrants granted	6,000,000	0.39
Warrants exercised	(700,000)	0.24
Warrants expired	(4,015,151)	0.55
Balance at September 30, 2014	37,629,152	0.40

Details of the outstanding and exercisable warrants as at September 30, 2014 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.24	6,591,667	0.24	0.81	6,591,667	0.24	0.81
$0.40	3,642,856	0.40	1.13	3,642,856	0.40	1.13
$0.35 US	6,000,000	0.39	1.25	6,000,000	0.39	1.25
$0.40 US	7,700,000	0.45	0.23	7,700,000	0.45	0.23
$0.40 US	13,597,729	0.45	2.68	13,597,729	0.45	2.68
$0.46 US	96,900	0.52	0.09	96,900	0.52	0.09
	37,629,152	0.40	1.47	37,629,152	0.40	1.47

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b)   Share Purchase Warrants

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

Subsequent to September 30, 2014, 96,900 US$0.46 warrants expired unexercised.

NOTE 15 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2013	8,802
Stock based compensation	348
Balance at December 31, 2013	9,150
Stock based compensation	925
Exercise of options – value reallocation	(746)
Balance at September 30, 2014	9,329

NOTE 16 – SUPPLEMENTAL INFORMATION

(a)   Changes in working capital consisted of the following:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	$	$	$	$
Changes in non-cash working capital:
Accounts receivable	460	(174)	(52)	(467)
Prepaids and deposits	(56)	(16)	(48)	22
Accounts payable and accrued liabilities	(1,407)	101	(1,524)	867
	(1,003)	(89)	(1,624)	422

Comprised of:
Operating activities	(759)	(587)	(1,059)	53
Investing activities	(248)	608	(617)	316
Financing activities	4	(110)	52	53
	(1,003)	(89)	(1,624)	422

Other cash flow information:
Cash paid for interest	36	145	364	262
Income taxes paid	-	-	-	-

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 16 – SUPPLEMENTAL INFORMATION (continued)

(b)   Per share amounts:

Basic loss per share amounts have been calculated by dividing the loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted loss per share is the same as there are no dilutive effects on losses. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Weighted average common shares outstanding
Basic	178,238,740	148,916,374	160,754,442	148,916,374
Diluted	178,238,740	148,916,374	160,754,442	148,916,374

NOTE 17 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2014 and 2013, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $628,000 (2013 - $884,000) and non-cash stock-based compensation of $612,000 (2013 - $287,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $14,000 (2013 - $16,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Effective July 3, 2014, HEC ceased to be the working interest partner in the Woodrush property and sold its 5% working interest to the Company for 480,000 common shares.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 18 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2014	2013	2014	2013	2014	2013
	$	$	$	$	$	$
Three months ended September 30
Revenues	1,222	1,424	696	537	1,918	1,961
Segmented income (loss)	(2,150)	(4,421)	530	(221)	(1,620)	(4,642)
Amortization, depletion and impairment losses	553	4,923	281	375	834	5,298
Interest expense	36	254	64	147	100	401
Capital expenditures	2,084	6	34	1,439	2,118	1,445

Nine months ended September 30
Revenues	4,783	5,071	1,564	582	6,347	5,653
Segmented income (loss)	(4,122)	(5,296)	250	(1,631)	(3,872)	(6,927)
Amortization, depletion and impairment losses	1,784	6,350	480	470	2,264	6,820
Interest expense	628	391	320	428	948	819
Capital expenditures	4,564	31	339	1,997	4,903	2,028

NOTE 19 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.